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                                                                 Exhibit (a)(13)


INTERNATIONAL TECHNOLOGY CORPORATION
2790 MOSSIDE BOULEVARD
MONROEVILLE, PENNSYLVANIA 15146-2792

CONTACT:         HARRY J. SOOSE - (412) 372-7701
                 RICHARD R. CONTE - (412) 380-6107
                 GRACE PROTOS OF MacKENZIE PARTNERS, INC.
                 (800) 322-2885

FOR IMMEDIATE RELEASE


INTERNATIONAL TECHNOLOGY CORPORATION ANNOUNCES PRELIMINARY RESULTS AND
                  EXPIRATION OF OUTSTANDING CASH TENDER OFFER

      February 25, 1998, Monroeville, Pennsylvania. International Technology Corporation, a Delaware corporation (NYSE:ITX) ("ITC"), announced today that the tender offer by its wholly owned subsidiary, IT-Ohio, Inc., an Ohio corporation ("IT-Ohio"), to purchase for cash 13,933,000 shares of common stock, par value $0.10 per share, of OHM Corporation (NYSE:OHM) ("OHM") at $11.50 per share (the "Offer") expired at 12:00 midnight New York City time on Tuesday, February 24, 1998. Based on preliminary information provided by the depositary for the Offer, ITC reported that as of the expiration of the Offer, 13,933,000 OHM shares have been tendered pursuant to the Offer.

      ITC is a leading global environmental infrastructure solutions firm. ITC provides a full range of technology-driven, value-added consulting, engineering and construction capabilities through a network of more than 40 offices in the U.S. and select international locations.

      OHM is a leading diversified services firm, providing a broad range of outsourced services for governmental and private sector clients. OHM has worked at 300 military bases on projects for the U.S. Army Corps of Engineers, the U.S. Departments of the Navy and Air Forces as well as projects for the U.S. Environmental Protection Agency and the Department of Energy. Private sector clients include those in petroleum, chemical, transportation and general manufacturing.





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